Contents

Independent Auditors Report 4

Financial Statements 5

- Statement of Financial Condition 5
- Statement of Operations 6
- Statement of Cash Flows 7
- Statement of Changes in Ownership Equity 8

Notes to Financial Statements 9

Notes to Financial Statements 10

Notes to Financial Statements 11

Supplementary Schedules Pursuant to SEA Rule 17a-5 13

- Computation of Net Capital 13
- Computation of Net Capital Requirement 13
- Computation of Aggregate Indebtedness 13
- Computation of Reconciliation of Net Capital 13
- Statement Related to Uniform Net Capital Rule 15
- Statement Related to Exemptive Provision (Possession and Control) 15
- Statement Related to Material Inadequacies 15